Exhibit 12.01

PSCo

STATEMENT OF COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

Thousands of Dollars

	Six
	Months Ended
	June 30,	Year Ended December 31,
	2007	2006	2005	2004	2003	2002
Earnings as defined:

Pretax income from continuing operations	$230,747	$346,938	$302,104	$307,869	$329,347	$404,729
Add:
Fixed charges	71,410	147,061	155,731	168,115	180,700	162,982
Earnings as defined	302,157	493,999	457,835	475,984	510,047	567,711

Fixed charges:
Interest charges	71,410	147,061	155,731	168,115	173,328	148,238
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	7,372	14,744
Total fixed charges	$71,410	$147,061	$155,731	$168,115	$180,700	$162,982

Ratio of earnings to fixed charges	4.2	3.4	2.9	2.8	2.8	3.5